# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: V2X, Inc., CIK 0001601548
CUSIP: 92242T101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Date of event which requires filing of this statement: 08/11/2025
Filed by CIK 0001653782
Persons authorized to receive notices and communications: Joel M. Rotroff, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 627-2360

## Reporting persons
- American Industrial Partners Capital Fund VI, L.P. (CIK 0001653782): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,791,866; sole dispositive power 0; shared dispositive power 9,700,001; aggregate amount beneficially owned 9,791,866 (31.1% of the class)
  Comment: Row 8, 10 and 11. Includes 9,700,001 shares owned directly by Vertex Aerospace Holdco LLC ("Vertex Holdco") and indirectly by American Industrial Partners Capital Fund VI, L.P. ("AIP Fund VI") and AIPCF VI Vertex Aerospace Funding LP ("Vertex Funding").
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,509,821 shares of Common Stock outstanding as of August 11, 2025.
- AIPCF VI Vertex Aerospace Funding LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,791,866; sole dispositive power 0; shared dispositive power 9,700,001; aggregate amount beneficially owned 9,791,866 (31.1% of the class)
  Comment: Row 8, 10 and 11. Includes 9,700,001 shares owned directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding.
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,509,821 shares of Common Stock outstanding as of August 11, 2025.
- Vertex Aerospace Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,791,866; sole dispositive power 0; shared dispositive power 9,700,001; aggregate amount beneficially owned 9,791,866 (31.1% of the class)
  Comment: Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,509,821 shares of Common Stock outstanding as of August 11, 2025.
- AIPCF VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,167,286; sole dispositive power 0; shared dispositive power 10,075,421; aggregate amount beneficially owned 10,167,286 (32.3% of the class)
  Comment: Row 8, 10 and 11. Includes (i) 9,700,001 shares owned directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding, and (ii) 375,420 shares owned directly by Lightship Capital LLC ("Lightship"). As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC ("AIP GP" and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the "Reporting Persons").
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,509,821 shares of Common Stock outstanding as of August 11, 2025.
- Lightship Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 375,420; sole dispositive power 0; shared dispositive power 375,420; aggregate amount beneficially owned 375,420 (1.2% of the class)
  Comment: Row 13. Based on 31,509,821 shares of Common Stock outstanding as of August 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: V2X, Inc.
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Comment:
Explanatory Note

This Amendment No. 6 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 6") amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2022, as amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on September 15, 2022, Amendment No. 2 thereto filed by the Reporting Person with the SEC on September 10, 2024, Amendment No. 3 thereto filed by the Reporting Person with the SEC on September 16, 2024, Amendment No. 4 thereto filed by the Reporting Person with the SEC on November 18, 2024 and Amendment No. 5 thereto filed by the Reporting Person with the SEC on May 21, 2025 (collectively, the "Original Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as by adding the following immediately prior to last paragraph thereof:

On August 8, 2025, in connection with a registered secondary public offering (the "August 2025 Secondary Offering") of Common Stock of the Issuer, Vertex Holdco entered into an underwriting agreement (the "August 2025 Underwriting Agreement") with the Issuer, RBC Capital Markets, LLC, ("RBC"). Pursuant to the August 2025 Underwriting Agreement, Vertex Holdco agreed to sell to RBC, and RBC agreed to purchase from Vertex Holdco, subject to and upon the terms and conditions set forth therein, 2,000,000 shares of Common Stock at a price of $50.00 per share. The sale of the 2,000,000 shares in the August 2025 Secondary Offering closed on August 11, 2025.

In connection with the August 2025 Secondary Offering, Vertex Holdco entered into a lock-up agreement (the "August 2025 Lock-up Agreement") with RBC. Under the August 2025 Lock-up Agreement, Vertex Holdco agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock for 45 days after August 8, 2025.

As a result of the reduced percentage ownership of Vertex Holdco and certain of its affiliates resulting from the August 2025 Secondary Offering and in accordance with the terms of the shareholders agreement among the Issuer, Vertex Holdco and certain affiliates of Vertex Holdco (the "V2X Shareholders Agreement"), two directors designated by Vertex Holdco are obligated to resign from the Board of Directors of the Issuer effective no later than the Issuer's 2026 Annual Meeting of Shareholders. As a result, Vertex Holdco expects to cause two of its designated directors to tender their resignations, effective August 14, 2025. In addition, as a result thereof and pursuant to the terms of the V2X Shareholders Agreement, Vertex Holdco (i) may now only designate one director to serve on each committee of the Board of Directors of the Issuer and (ii) no longer has consent rights over certain material corporate actions of the Issuer, including, among others, issuances of capital stock, repurchases of capital stock, acquisitions by and dispositions of the Issuer's assets and amendments to the organizational documents of the Issuer.

The foregoing descriptions of the August 2025 Underwriting Agreement and August 2025 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2025 Underwriting Agreement, which includes the form of the August 2025 Lock-up Agreement as an exhibit, and which is filed as Exhibit 99.10 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Amendment No. 6 are incorporated herein by reference. The Reporting Persons may be deemed to beneficially own an aggregate of 10,167,286 shares of Common Stock. This amount consists of: (i) 9,700,001 shares of Common Stock held directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding; (ii) 375,420 shares of Common Stock held directly by Lightship; and (iii) 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters (described further in Item 6 of the Original Schedule 13D, under the header "Shareholders Agreement"). In its capacity as the general partner of each of AIP Fund VI and Credit Opportunity Fund, AIP GP may be deemed to indirectly beneficially own all 10,167,286 shares of Common Stock reported herein. The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 31,509,821 shares of Common Stock issued and outstanding as of August 11, 2025, after the Company's completion of a repurchase of 200,000 shares of Common Stock on August 11, 2025 as disclosed in the Issuer's preliminary prospectus supplement filed with the SEC on August 11, 2025 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except for the sale of 2,000,000 shares of Common Stock in the August 2025 Secondary Offering pursuant to the August 2025 Underwriting Agreement, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

The description of the August 2025 Underwriting Agreement included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following after Exhibit No. 99.9:

99.10 Underwriting Agreement, dated August 8, 2025, by and among the Issuer, RBC Capital Markets, LLC and Vertex Holdco, as the selling shareholder (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 11, 2025).

## Signatures
- American Industrial Partners Capital Fund VI, L.P.: By: AIPCF VI, LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (08/13/2025)
- AIPCF VI Vertex Aerospace Funding LP: By: AIP Vertex GP LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (08/13/2025)
- Vertex Aerospace Holdco LLC: /s/ Joel M. Rotroff, Joel M. Rotroff, President (08/13/2025)
- AIPCF VI, LLC: /s/ Stan Edme, Stan Edme, Managing Member and VP (08/13/2025)
- Lightship Capital LLC: /s/ Stan Edme, Stan Edme, VP (08/13/2025)